mPhase Technologies Inc.
587 Connecticut Avenue
Norwalk, CT. 06854

June 24, 2009

Mr. Martin James
United States Securities and Exchange Commission
Mail Stop 3030
Washington DC 20549

Re:

mPhase Technologies Inc
Form 10K for the FYE ended June 30, 2008
Filed Sept 30, 2008
File # 000 30202

Dear Mr. James

In response various correspondence with the staff including the letter of March 30, 2009 from Mr. Jay Webb, we are addressing the accounting treatment of certain Long Term Convertible Debt Instruments as we discussed today.

ITEM 1

Form 10K for the fiscal year ended June 30, 2008

It is acknowledged that:

  The Company is responsible for the adequacy and accuracy of disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

ITEM 2

LONG TERM CONVERTIBLE DEBT

These are complicated transactions. Our choice of accounting and the extensive disclosure included has been, in our opinion, the most informative and fairest presentation to the stockholder based upon the information and authoritative literature available; and as previously discussed were accounted for as derivative instruments pursuant to FASB 133 and EITF -0019.

This was consistent with what we noted as the practice of other registrants when we initially reviewed the appropriate accounting treatment for the conversion features embedded in these debt agreements, as well as consistent with guidance our auditors had received from comment letters of other registrants received from staff of the SEC.

Notwithstanding, based on the guidance in issue 08-4 we are aware that issue 00-27 nullified prior guidance in issue 98-5 and conforming changes made resultant to 00-27 and FASB 150 which is effective for financial statements issued for Fiscal years ending after December 15, 2008. In the Company's case the Fiscal Year Ended June 30, 2009 would be the appropriate period to implement the accounting treatment enumerated in issue 08-4 and retrospectively applying the conforming changes will effect the reporting of the Fiscal Year ended June 30, 2008. This would be all inclusive of such transactions as the Company fist entered into such agreements in the quarter ended December 31, 2007; the second quarter of our June 30, 2008 fiscal year.

The company believes any additional filings would be both misleading and cost prohibitive and the above would be the clearest and most effective way to conform to the current guidance.

Should you have additional questions or comments call the Company's consultant Edward J. Suozzo at (917) 324-0354 or myself at (203) 831-2242. Thank you for your time in this matter.

Very truly yours

Martin Smiley
EVP CFO and General Counsel